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So this happened today! We are launching our Wefunder today as well (and sold our first unit today). So excited, thank you everyone who has supported us so far! Our Wefunder is Wefunder.com/paneltek - invest as much or little as you like!



STARTUP CHALLENGE
MONTEREY BAY
2022
Venture Division
RUNNER-UP
Demonstrating Excellence In
Innovation, Entrepreneurship
and Commercialization
Awarded
May 6, 2022
Institute for Innovation and Economic Development
Cal State University Monterey Bay

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#OPENTOWORK

Kurt Overmeyer (He/Him) • You

Real Estate Economics, Planning, Land Use and Coas...

2mo •

Very proud to have been selected at https://lnkd.in/gr2ZUGQu as a runner-up in the Venture Division. ...see more


CAL STATE
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GreenFit

The Startup Challenge Monterey

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CSU Monterey Bay Entrepreneurs
Kurt Overmeyer • You
2mo •

Thanks https://lnkd.in/gr2ZUGQu! Pretty exciting stuff! Check out our Wefunder at ...see more


STARTUP CHALLENGE
MONTEREY BAY
2022
Venture Division
RUNNER-UP
Demonstrating Excellence In
Innovation, Entrepreneurship
and Commercialization
Awarded
May 6, 2022
Institute for Innovation and Economic Development
Cal State University Monterey Bay

Home | My Network 1 | Post | Notifications 11 | Jobs

HOUSING MEETS TECH

WE'VE GOT STANDARD CONSTRUCTION AND PREFAB COMPETITORS BEAT



WE CAN HELP SOLVE THE HOUSING SHORTAGE.

The need is huge. There is a housing shortage that's at crisis proportions in markets where demand for homes is high. As a result, housing is unaffordable or nonexistent for many Americans. California alone needs to build 3.5 million homes by 2025 to meet demand.

COST

Including appliances, our homes cost $250-$325 per square foot — about 30% less than traditional home building and 15% less than our closest competitor. Home building now costs $600/ square foot on average in California.

IMPROVED TECHNOLOGY

Our structures are extremely energy efficient, have excellent soundproofing, and are stronger than competitors' products. The panels are lightweight (36-50 lbs.) and do not require a crane for delivery. Panels are made of steel skins encapsulating polystyrene.

EASY TO ASSEMBLE

Our lightweight panels replace traditional framing by providing the walls and roof. These can be constructed in 4-6 hours by two people (carpenters to handy-with-tools types). The homeowner adds their personal touch by choosing the finish work. We provide specs and recommendations for windows, plumbing, electrical, HVAC, dry wall, flooring, kitchen and bath cabinets, and paint. We offer options such as storage, a shade canopy, solar power, and more.

6-WEEKS ORDER-TO-DELIVERY

Online ordering is easy.

Invest — https://wefunder.com/paneltek
Design + Order: paneltekadu.com

WHAT WE DO

We make home kits using panel technology for homes, ADUs, backyard offices and emergency housing. Duplexes and row housing are under development. Panel Tek homes are superior in construction and look site-built — with curb appeal owners will be proud of, unlike a mobile home or a box dropped onto a property.



STATES ARE PASSING LAWS ALLOWING ADUs TO BE BUILT IN BACKYARDS

To increase housing, many states have passed laws allowing ADUs (accessory dwelling units) to be built in backyards, and cities are streamlining the process to allow building to happen quickly. Panel Tek will be on the pre-approval list of cities that provide this service, beginning in Los Angeles and San Jose (two cities that have dedicated planning staff to process permits for ADUs), so that customers can walk in and get an over-the-counter permit. Then, we'll expand to America's top 25 most expensive cities with ADU laws on the books.

DECADES OF EXPERIENCE

Our team has deep experience in architecture, city planning, permit approval, single- and multi-family housing development, real estate law, retail economics, and more.

Connect: Kurt Overmeyer Co- Founder + CEO
(510) 333-9753 | kurt@paneltekadu.com
Schedule a meeting: https://calendly.com/kurt-123

RULE 206 REGULATION CROWDFUNDING

COMPLIANCE STATEMENT:

(1) No money or other consideration is being solicited, and if sent, will not be accepted;
(2) No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform; and
(3) A prospective purchaser's indication of interest is non-binding.

HOUSING MEETS TECH

WE'VE GOT STANDARD CONSTRUCTION AND PREFAB COMPETITORS BEAT



WE CAN HELP SOLVE THE HOUSING SHORTAGE.

The need is huge. There is a housing shortage that's at crisis proportions in markets where demand for homes is high. As a result, housing is unaffordable or nonexistent for many Americans. California alone needs to build 3.5 million homes by 2025 to meet demand.

TURNKEY COST

Including appliances, our homes cost $250-$325 per square foot — about 50% less than traditional home building and 15% less than our closest competitor. Home building now costs $600/ square foot on average in California.

IMPROVED TECHNOLOGY

Our structures are extremely energy efficient, have excellent soundproofing, and are stronger than competitors' products. The panels are lightweight (36-50 lbs.) and do not require a crane for delivery. Panels are made of steel skins encapsulating polystyrene.

EASY TO ASSEMBLE

Our lightweight panels replace traditional framing by providing the walls and roof. These can be constructed in 4-6 hours by two people (carpenters to handy-with-tools types). The homeowner adds their personal touch by choosing the finish work. We provide specs and recommendations for windows, plumbing, electrical, HVAC, dry wall, flooring, kitchen and bath cabinets, and paint. We offer options such as storage, a shade canopy, solar power, and more.

COMING 2023

From foundation to finishes: We'll facilitate contractors in key markets.

6-WEEKS ORDER-TO-DELIVERY

Online ordering is easy.

WHAT WE DO

We make home kits using panel technology for homes, ADUs, backyard offices and emergency housing. Duplexes and row housing are under development. Panel Tek homes are superior in construction and look site-built — with curb appeal owners will be proud of, unlike a mobile home or a box dropped onto a property.


Seattle/Tacoma
Portland
Bay Area
Los Angeles
San Diego

STATES ARE PASSING LAWS ALLOWING ADUs TO BE BUILT IN BACKYARDS

To increase housing, many states have passed laws allowing ADUs (accessory dwelling units) to be built in backyards, and cities are streamlining the process to allow building to happen quickly. Panel Tek will be on the pre-approval list of cities that provide this service, beginning in Los Angeles and San Jose (two cities that have dedicated planning staff to process permits for ADUs), so that customers can walk in and get an over-the-counter permit. Then, we'll expand to America's top 25 most expensive cities with ADU laws on the books.

DECADES OF EXPERIENCE

Our team has deep experience in architecture, city planning, permit approval, single- and multi-family housing development, real estate law, retail economics, and more.

Invest — https://wefunder.com/paneltek
Design + Order: paneltekadu.com

Connect: Kurt Overmeyer Co- Founder + CEO
(510) 333-9753 I kurt@paneltekadu.com
Schedule a meeting: https://calendly.com/kurt-123

RULE 206 REGULATION CROWDFUNDING

COMPLIANCE STATEMENT:

(1) No money or other consideration is being solicited, and if sent, will not be accepted;
(2) No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform; and
(3) A prospective purchaser's indication of interest is non-binding.

HOUSING MEETS TECH

WE'VE GOT STANDARD CONSTRUCTION AND PREFAB COMPETITORS BEAT



WE CAN HELP SOLVE THE HOUSING SHORTAGE.

The need is huge. There is a housing shortage that's at crisis proportions in markets where demand for homes is high. As a result, housing is unaffordable or nonexistent for many Americans. California alone needs to build 3.5 million homes by 2025 to meet demand.

TURNKEY COST

Including appliances, our homes cost $250-$325 per square foot — about 50% less than accessory dwelling unit (ADU) traditional building and 15% less than our closest competitor. ADU building now costs $600/ square foot on average in California.

IMPROVED TECHNOLOGY

Our structures are extremely energy efficient, have excellent soundproofing, and are stronger than competitors' products. The panels are lightweight (36-50 lbs.) and do not require a crane for delivery. Panels are made of steel skins encapsulating polystyrene.

EASY TO ASSEMBLE

Our lightweight panels replace traditional framing by providing the walls and roof. These can be constructed in 4-6 hours by two people (carpenters to handy-with-tools types). The homeowner adds their personal touch by choosing the finish work. We provide specs and recommendations for windows, plumbing, electrical, HVAC, dry wall, flooring, kitchen and bath cabinets, and paint. We offer options such as storage, a shade canopy, solar power, and more.

COMING 2023

From foundation to finishes: We'll facilitate contractors in key markets.

6-WEEKS ORDER-TO-DELIVERY

Online ordering is easy.

WHAT WE DO

We make home kits using panel technology for homes, ADUs, backyard offices and emergency housing. Duplexes and row housing are under development. Panel Tek homes are superior in construction and look site-built — with curb appeal owners will be proud of, unlike a mobile home or a box dropped onto a property.


Seattle/Tacoma
Portland
Bay Area
Los Angeles
San Diego

STATES ARE PASSING LAWS ALLOWING ADUs TO BE BUILT IN BACKYARDS

To increase housing, many states have passed laws allowing ADUs (accessory dwelling units) to be built in backyards, and cities are streamlining the process to allow building to happen quickly. Panel Tek will be on the pre-approval list of cities that provide this service, beginning in Los Angeles and San Jose (two cities that have dedicated planning staff to process permits for ADUs), so that customers can walk in and get an over-the-counter permit. Then, we'll expand to America's top 25 most expensive cities with ADU laws on the books.

DECADES OF EXPERIENCE

Our team has deep experience in architecture, city planning, permit approval, single- and multi-family housing development, real estate law, retail economics, and more.

Invest — https://wefunder.com/paneltek
Design + Order: paneltekadu.com

Connect: Kurt Overmeyer Co- Founder + CEO
(510) 333-9753 | kurt@paneltekadu.com
Schedule a meeting: https://calendly.com/kurt-123

RULE 206 REGULATION CROWDFUNDING

COMPLIANCE STATEMENT:

(1) No money or other consideration is being solicited, and if sent, will not be accepted;
(2) No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform; and
(3) A prospective purchaser's indication of interest is non-binding.

PANEL TEK ADU

HOUSING REVOLUTION

HOUSING MEETS TECH

We beat standard construction, prefabs + competing products.



INVEST: Low investor dilution. New housing for a primed market.

MEET THE EVOLUTION OF HOME CONSTRUCTION

FASTER, MORE AFFORDABLE, DURABLE, ENVIRONMENTAL + CURB APPEAL.







A MODERN, EFFICIENT HOME OR ADU WITH EVERYTHING YOU NEED!

ZERO-COMPROMISE HOUSING + ADUS

The housing kits are made of lightweight structural panels. The exterior walls and roof can be assembled in 4-6 hours. Panel Tek homes cost 2/3 of traditional construction and 15% less than the competition.



BACKYARD OFFICE

120 sf — 240 sf | $16,950 — $31,450



STUDIO

240 sf — 384 sf | $31,450 — $41,950



ONE-BEDROOM

384 sf — 512 sf | $41,950 — $54,950



TWO-BEDROOM

576 sf - 896 sf | $64,950 - $94,450



CARRIAGE HOUSE

576 sf above a 1 or 2 car garage
$57,950 — $81,950

YOU DESIGN YOUR HOME

WE PROVIDE PANELS FOR WALLS + ROOFS

We also provide detailed specs and plans, ease of permit approval, and recommendations for your finish work. Materials that do not come with our kit (but are built into the $250K-$325K/sf cost) are for you to choose and your builder to finish. In a year our kits will be all-inclusive, including pre-fab interior walls containing plumbing and electrical.



- FLOORING
- WINDOWS + DOORS
- CABINETS + FIXTURES
- INTERIOR + EXTERIOR FINISHES
- APPLIANCES + WASHER & DRYER

OPTIONS



CAR CHARGER



SOLAR SYSTEM + BATTERY WALLS



STORAGE AREA W/ BUILT-IN BIKE RACK



SHADE CANOPY

BETTER THAN AVERAGE FIRE PROTECTION

Wood-frame buildings become part of the fire, make it worse and come with no fire separation.



1-HOUR FIRE SEPARATION

Low intensity wildfires outside take an hour to reach anything inside and won't increase the amount of fuel on the property.



2-HOUR FIRE SEPARATION

Add one extra hour of protection by applying an exterior finish such as stucco or Hardie board.

EMERGENCY HOUSING

DESIGNED FOR RAPID DEPLOYMENT

A small unit insulated with a locking door is designed for homeless, refugees, victims of natural disasters and war. From a simple dorm room to a complete off-the-grid home.

Customers: Our network includes contacts at FEMA, states + foundations.



- RAPID VILLAGE CONSTRUCTION
- ORGANIZATIONS CAN PROVIDE WRAP-AROUND SERVICES: HEALTHCARE, EDUCATION, LEGAL + ADDICTION.







FIRST UP

THE EPICENTER OF THE HOUSING CRISIS

San Francisco Bay Area & Greater Los Angeles. California laws allow ADUs on most single family properties and lot splits — two units can be built on each lot. This equals 2.1 million potential new units for Panel Tek. Panel Tek's CEO is available to consult on lot splits.



MODEL HOMES

Santa Cruz, San Francisco, San Jose + Los Angeles



SALES PARTNERS

Incentives for realtors and contractors. We have a network of contractors who are ready to build.

EASY DESIGN, ORDER, FINANCE ONLINE

Apply for a construction loan that rolls into a 30-year mortgage on our website: PanelTekAdu.com

STATE + LOCAL JURISDICTION PRE-APPROVALS

Customers can walk in and get same-day permits.

SOCIAL MEDIA + PAY-PER-CLICK ADVERTISING

HOUSING STREAMLINED:

AMERICA'S TOP 25 MOST EXPENSIVE CITIES + STATES WITH ADU LAWS ON THE BOOKS

MESSAGE TO HOMEOWNERS

Add income and equity to your property. Backyard office, family housing, rental, Airbnb. Our website supports GIS mapping to see how units fit in any backyard.



5
4
1
2
3

PANEL TEK HOMES

DON'T LOOK LIKE A TRAILER WITHOUT WHEELS

Panel Tek homes look site-built. They are shipped in small containers and **delivered** in **6 weeks** or less!
ALL-IN we cost 15% less per square foot than competitors.



ABODU*



BOXABL *



PREFAB ADU *



MIGHTY SMALL HOMES



CRATE MODULAR *



STUDIO SHED

* Requires Crane

ONLY CAPTURING 0.18 OF THE CALIFORNIA ADU MARKET

2026: $200M SALES + $85M EBITA



$90M
$68M
$45M
$23M
$0M
$0M
$0M
$0M
$0M
EBITA
ADUs/EDUS
$3M
290
$8M
575
$21M
1,386
$42M
2,773
$85M
5,545
2022
2023
2024
2025
2026

PANEL TEK HOME UNDER CONSTRUCTION IN BERMUDA

In 8 hours, carpenters built the walls and roof of a custom panel home. (There are no windows because the homeowner wanted to reuse the panel cut-out as hurricane shutters.)







PANEL TEK IS A DESIGN + DISTRIBUTION COMPANY

MINIMAL STAFF NEEDED



KURT OVERMEYER | CO-FOUNDER + CEO

Kurt has worked in urban economic development helping cities manage growth for 20 years. He was a key player in transforming four California cities, has a deep understanding of California law, real estate economics, and the permit approval process.



RICK CARTELL | CO-FOUNDER + ARCHITECT

Rick is an architect with 30+ years designing commercial buildings using panel construction, including auto dealerships, retail and restaurants. Rick designed Panel Tek's kits and will consult on operations capacity.



BETH CARTELL | FOUNDER

Beth has a background in sales, real estate + NGO fundraising. She's a public speaker, trainer + educational content creator. She will consult in product development, marketing, and domestic/ foreign sales development.

YEAR #1 FOUNDING TEAM ROLES:

Sales, salesforce training, delivery coordination, + admin

Contracted consultants:

- Site plans
- Interior kits + new product R&D
- Sales reps: realtors + builders

YEAR #2 HIRES:

- Inside/outside sales rep
- Marketing agency
- Fractional CFO

YEAR #3 HIRES:

- Emergency housing sales rep/contract specialist
- Manufacturing engineer

MERGERS + ACQUISITIONS EXIT PLAN:

LEAVING THE DOOR OPEN FOR AN IPO



TODAY

Accepting orders from 90% of the US. ADU kits are approved for seismic Zones A-C.



2022 Q3

Panels meet Zones D-F standards, but approval is needed. Panel Tek will be on planning dept. pre-approval lists in primary markets



MARKETING

Train California realtors + builders. E-commerce development + branding



R&D

R & D for complete interior kits that include interior walls, plumbing, electrical + finishes.



2023 Q1

Open California distribution facility.

$7M — $10M Series A

2023 Q1

Priced round at about a $60M valuation. Partner with manufacturer + open a west coast factory.



2024

Expand factory + markets

IF WE DON'T ACT



HELP
WANTED

LABOR SHORTAGES

Labor shortages in desirable locations are fueled by a lack of affordable housing.



HOMELESS

580,000+ Americans are homeless. Tent cities, families living in decrepit campers — we can do better.



NOTICE OF RENT
INCREASE
located at:

HIGH RENT

Americans earn $35,000 less per year and can't afford to live in America's 25 largest cites.



EMERGENCY HOUSING

2,546 homes destroyed by California's top 5 biggest fires 2018 - 2021.

Panel Tek homes deliver housing in unaffordable markets, a pathway to homeownership for those squeezed out, rapid shelter for homeless.

LET'S GO. RAISING $1M TO FUND:

- ICC seismic testing — $80K
- Branding — $60K
- Development of e-commerce site — $75K
- Plans & engineering — $60K
- Realtor & home builder training — $50K
- Channel marketing campaigns — $100K
- West coast distribution center — $100K
- Demonstration unit(s) — $209K
- Salaries for founders/managers — $336K

CONSERVATIVE PROJECTION: 20X+ RETURNS

Easy design, order & finance online

Outpace competitors:
6 weeks or less delivery.

15% lower cost than competitors

DIY or third party assembly

RESERVE YOUR SPOT IN THE ROUND

Anyone can invest: wefunder.com/paneltek
CONNECT: kurt@pantekadu.com

RULE 206 REGULATION CROWDFUNDING

COMPLIANCE STATEMENT:

(1) No money or other consideration is being solicited, and if sent, will not be accepted;

(2) no offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform; and

(3) a prospective purchaser's indication of interest is non-binding.

PROJECTIONS

Income Statement - 2022-2026 *USD*			2022		2023		2024		2025		2026
Income Statement											
Revenue		$	10,539,800	$	21,489,350	$	49,876,538	$	99,753,075	$	199,506,150
COGS		$	5,990,256	$	12,213,922	$	28,339,532	$	56,679,064	$	113,358,128
Gross Margin		**$**	**4,549,544**	**$**	**9,275,428**	**$**	**21,537,006**	**$**	**43,074,011**	**$**	**86,148,023**
Operating Expenses											
Advertising & Promotion		$	72,500	$	74,675	$	76,915	$	80,069	$	83,672
Depreciation & Amortization		$	- 0	$	- 0	$	- 0	$	- 0	$	- 0
General & Administrative		$	18,000	$	18,360	$	18,727	$	19,195	$	19,675
Insurance		$	13,000	$	13,390	$	13,926	$	14,622	$	15,499
Marketing		$	72,500	$	75,400	$	79,170	$	83,129	$	88,116
Maintenance		$	3,500	$	3,553	$	3,606	$	3,678	$	3,751
Office Rent		$	88,000	$	90,640	$	93,359	$	98,027	$	102,929
Professional Fees		$	19,400	$	19,885	$	20,382	$	20,994	$	21,623
Technology		$	95,000	$	99,750	$	106,733	$	115,271	$	125,645
Travel, Meals and Entertainment		$	50,400	$	50,904	$	51,413	$	52,441	$	53,490
Utilities		$	15,996	$	16,476	$	16,970	$	17,649	$	18,531
Wages and Benefits		$	661,535	$	279,578	$	360,246	$	500,126	$	766,313
Miscellaneous		$	102,000	$	103,020	$	104,050	$	105,091	$	106,142
Total Expenses		$	1,211,831	$	845,630	$	945,498	$	1,110,291	$	1,405,388
Earnings Before Interest & Taxes		**$**	**3,337,712**	**$**	**8,429,798**	**$**	**20,591,508**	**$**	**41,963,720**	**$**	**84,742,635**
Commissions		$	333,771	$	842,980	$	2,059,151	$	4,196,372	$	8,474,263
Interest Expense		$	5,925	$	4,435	$	4,435	$	4,435	$	4,435
Earnings Before Taxes		**$**	**3,003,941**	**$**	**7,586,818**	**$**	**18,532,357**	**$**	**37,767,348**	**$**	**76,268,371**
Income Taxes	*20.0%*	$	600,788	$	1,517,364	$	3,706,471	$	7,553,470	$	15,253,674
Net Earnings		**$**	**2,403,153**	**$**	**6,069,454**	**$**	**14,825,886**	**$**	**30,213,879**	**$**	**61,014,697**

PANEL TEK ADU

HOUSING REVOLUTION

HOUSING MEETS TECH

We beat standard construction, prefabs + competing products.

INVEST: Low investor dilution. New housing for a primed market.



MEET THE EVOLUTION OF HOME CONSTRUCTION

FASTER, MORE AFFORDABLE, DURABLE, ENVIRONMENTAL + CURB APPEAL.







A MODERN, EFFICIENT HOME OR ADU
WITH EVERYTHING YOU NEED!

ZERO-COMPROMISE HOUSING + ADUS

The housing kits are made of lightweight structural panels. The exterior walls and roof can be assembled in 4-6 hours. Panel Tek homes cost 2/3 of traditional construction and 15% less than the competition.



BACKYARD OFFICE

120 sf — 240 sf | $16,950 — $31,450



STUDIO

240 sf — 384 sf | $31,450 — $41,950



ONE-BEDROOM

384 sf — 512 sf | $41,950 — $54,950



TWO-BEDROOM

576 sf - 896 sf | $64,950 - $94,450



CARRIAGE HOUSE

576 sf above a 1 or 2 car garage
$57,950 — $81,950

YOU DESIGN YOUR HOME

WE PROVIDE PANELS FOR WALLS + ROOFS

We also provide detailed specs and plans, ease of permit approval, and recommendations for your finish work. Materials that do not come with our kit (but are built into the $250K-$325K/sf cost) are for you to choose and your builder to finish. In a year our kits will be all-inclusive, including pre-fab interior walls containing plumbing and electrical.



- FLOORING
- WINDOWS + DOORS
- CABINETS + FIXTURES
- INTERIOR + EXTERIOR FINISHES
- APPLIANCES + WASHER & DRYER

OPTIONS



CAR CHARGER



SOLAR SYSTEM + BATTERY WALLS



STORAGE AREA W/ BUILT-IN BIKE RACK



SHADE CANOPY

BETTER THAN AVERAGE FIRE PROTECTION

Wood-frame buildings become part of the fire, make it worse and come with no fire separation.



1-HOUR FIRE SEPARATION

Low intensity wildfires outside take an hour to reach anything inside and won't increase the amount of fuel on the property.



2-HOUR FIRE SEPARATION

Add one extra hour of protection by applying an exterior finish such as stucco or Hardie board.

EMERGENCY HOUSING

DESIGNED FOR RAPID DEPLOYMENT

A small unit insulated with a locking door is designed for homeless, refugees, victims of natural disasters and war. From a simple dorm room to a complete off-the-grid home.

Customers: Our network includes contacts at FEMA, states + foundations.



- RAPID VILLAGE CONSTRUCTION
- ORGANIZATIONS CAN PROVIDE WRAP-AROUND SERVICES: HEALTHCARE, EDUCATION, LEGAL + ADDICTION.



FIRST UP

THE EPICENTER OF THE HOUSING CRISIS



MODEL HOMES

Santa Cruz, San Francisco, San Jose + Los Angeles





SALES PARTNERS

Discounts for realtors, developers & contractors.
Our network of contractors are ready to build.

San Francisco Bay Area & Greater Los Angeles. California laws allow ADUs on most single family properties and lot splits — two units can be built on each lot. This equals 2.1 million potential new units for Panel Tek. Panel Tek's CEO is available to consult on lot splits.

EASY DESIGN, ORDER, FINANCE ONLINE

Apply for a construction loan that rolls into a 30-year mortgage on our website: PanelTekAdu.com

STATE + LOCAL JURISDICTION PRE-APPROVALS

Customers can walk in and get same-day permits.

SOCIAL MEDIA + PAY-PER-CLICK ADVERTISING

HOUSING STREAMLINED:

AMERICA'S TOP 25 MOST EXPENSIVE CITIES + STATES WITH ADU LAWS ON THE BOOKS

MESSAGE TO HOMEOWNERS

Add income and equity to your property. Backyard office, family housing, rental, Airbnb. Our website supports GIS mapping to see how units fit in any backyard.

Coming in 2023
From foundation to finishes: We'll facilitate contractors in key markets.


5. Seattle/Tacoma
4. Portland
1. Bay Area
2. Los Angeles
3. San Diego

PANEL TEK HOMES

DON'T LOOK LIKE A TRAILER WITHOUT WHEELS

Panel Tek homes look site-built. They are shipped in small containers and **delivered** in **6 weeks** or less!
ALL-IN we cost 15% less per square foot than competitors.



ABODU*



BOXABL *



PREFAB ADU *



MIGHTY SMALL HOMES



CRATE MODULAR *



STUDIO SHED

* Requires Crane

ONLY CAPTURING 0.18 OF THE CALIFORNIA ADU MARKET

2026: $200M SALES + $85M EBITA



$90M
$68M
$45M
$23M
$0M
$0M
$0M
$0M
$0M
EBITA
ADUs/EDUS
$3M
290
$8M
575
$21M
1,386
$42M
2,773
$85M
5,545
2022
2023
2024
2025
2026

PANEL TEK HOME BEING BUILT IN THE BAHAMAS

In 8 hours, day labors built the walls and roof of a custom panel home. (There are no windows because the homeowner wanted to reuse the panel cut-out as hurricane shutters.)







PANEL TEK IS A DESIGN + DISTRIBUTION COMPANY

MINIMAL STAFF NEEDED



KURT OVERMEYER | CO-FOUNDER + CEO

Kurt has worked in urban economic development helping cities manage growth for 20 years. He was a key player in transforming four California cities, has a deep understanding of California law, real estate economics, and the permit approval process.



RICK CARTELL | CO-FOUNDER + ARCHITECT

Rick is an architect with 30+ years designing commercial buildings using panel construction, including auto dealerships, retail and restaurants. Rick designed Panel Tek's kits and will consult on operations capacity.



BETH CARTELL | FOUNDER

Beth has a background in sales, real estate + NGO fundraising. She's a public speaker, trainer + educational content creator. She will consult in product development, marketing, and domestic/ foreign sales development.

YEAR #1 FOUNDING TEAM ROLES:

Sales, salesforce training, delivery coordination, + admin

Contracted consultants:
- Site plans
- Interior kits + new product R&D
- Sales reps: realtors + builders

YEAR #2 HIRES:

- Inside/outside sales rep
- Marketing agency
- Fractional CFO

YEAR #3 HIRES:

- Emergency housing sales rep/contract specialist
- Manufacturing engineer

MERGERS + ACQUISITIONS EXIT PLAN:

LEAVING THE DOOR OPEN FOR AN IPO



TODAY

Accepting orders from 90% of the US. ADU kits are approved for seismic Zones A-C.



SEISMIC TESTING

Panels meet Zones D-F standards, but approval is needed. Panel Tek will be on planning dept. pre-approval lists in primary markets



MARKETING

Train California realtors + builders.
E-commerce development
+ branding



R&D

R & D for complete interior kits that include interior walls, plumbing, electrical + finishes.



2023 Q1

Open California distribution facility.

$7M — $10M Series A

2023 Q1

Priced round at about a $60M valuation. Partner with manufacturer + open a west coast factory.



2024

Expand factory + markets

IF WE DON'T ACT


HELP
WANTED

LABOR SHORTAGES

Labor shortages in desirable locations are fueled by a lack of affordable housing.



HOMELESS

580,000+ Americans are homeless. Tent cities, families living in decrepit campers — we can do better.


NOTICE OF RENT
INCREASE
located at:

HIGH RENT

Americans earn $35,000 less per year and can't afford to live in America's 25 largest cites.



EMERGENCY HOUSING

2,546 homes destroyed by California's top 5 biggest fires 2018 - 2021.

Panel Tek homes deliver housing in unaffordable markets, a pathway to homeownership for those squeezed out, rapid shelter for homeless.

LET'S GO. RAISING $1M TO FUND:

- ICC seismic testing — $80K
- Branding — $60K
- Development of e-commerce site — $75K
- Plans & engineering — $60K
- Realtor & home builder training — $50K
- Channel marketing campaigns — $100K
- West coast distribution center — $100K
- Demonstration unit(s) — $209K
- Salaries for founders/managers — $336K

CONSERVATIVE PROJECTION: 20X+ RETURNS

RESERVE YOUR SPOT IN THE ROUND

Anyone can invest: wefunder.com/paneltek
CONNECT: kurt@pantekadu.com

Easy design, order & finance online

Outpace competitors:
6 weeks or less delivery.

15% lower cost than competitors

DIY or third party assembly

RULE 206 REGULATION CROWDFUNDING

COMPLIANCE STATEMENT:

(1) No money or other consideration is being solicited, and if sent, will not be accepted;

(2) no offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform; and

(3) a prospective purchaser's indication of interest is non-binding.

PROJECTIONS

Income Statement - 2022-2026 *USD*		2022	2023	2024	2025	2026
Income Statement						
Revenue		$ 10,539,800	$ 21,489,350	$ 49,876,538	$ 99,753,075	$ 199,506,150
COGS		$ 5,990,256	$ 12,213,922	$ 28,339,532	$ 56,679,064	$ 113,358,128
Gross Margin		**$ 4,549,544**	**$ 9,275,428**	**$ 21,537,006**	**$ 43,074,011**	**$ 86,148,023**
Operating Expenses						
Advertising & Promotion		$ 72,500	$ 74,675	$ 76,915	$ 80,069	$ 83,672
Depreciation & Amortization		$ - 0	$ - 0	$ - 0	$ - 0	$ - 0
General & Administrative		$ 18,000	$ 18,360	$ 18,727	$ 19,195	$ 19,675
Insurance		$ 13,000	$ 13,390	$ 13,926	$ 14,622	$ 15,499
Marketing		$ 72,500	$ 75,400	$ 79,170	$ 83,129	$ 88,116
Maintenance		$ 3,500	$ 3,553	$ 3,606	$ 3,678	$ 3,751
Office Rent		$ 88,000	$ 90,640	$ 93,359	$ 98,027	$ 102,929
Professional Fees		$ 19,400	$ 19,885	$ 20,382	$ 20,994	$ 21,623
Technology		$ 95,000	$ 99,750	$ 106,733	$ 115,271	$ 125,645
Travel, Meals and Entertainment		$ 50,400	$ 50,904	$ 51,413	$ 52,441	$ 53,490
Utilities		$ 15,996	$ 16,476	$ 16,970	$ 17,649	$ 18,531
Wages and Benefits		$ 661,535	$ 279,578	$ 360,246	$ 500,126	$ 766,313
Miscellaneous		$ 102,000	$ 103,020	$ 104,050	$ 105,091	$ 106,142
Total Expenses		$ 1,211,831	$ 845,630	$ 945,498	$ 1,110,291	$ 1,405,388
Earnings Before Interest & Taxes		**$ 3,337,712**	**$ 8,429,798**	**$ 20,591,508**	**$ 41,963,720**	**$ 84,742,635**
Commissions		$ 333,771	$ 842,980	$ 2,059,151	$ 4,196,372	$ 8,474,263
Interest Expense		$ 5,925	$ 4,435	$ 4,435	$ 4,435	$ 4,435
Earnings Before Taxes		**$ 3,003,941**	**$ 7,586,818**	**$ 18,532,357**	**$ 37,767,348**	**$ 76,268,371**
Income Taxes	*20.0%*	$ 600,788	$ 1,517,364	$ 3,706,471	$ 7,553,470	$ 15,253,674
Net Earnings		**$ 2,403,153**	**$ 6,069,454**	**$ 14,825,886**	**$ 30,213,879**	**$ 61,014,697**

MEET THE EVOLUTION OF HOME CONSTRUCTION

FASTER, MORE AFFORDABLE, DURABLE, ENVIRONMENTAL + CURB APPEAL.







A MODERN, EFFICIENT HOME OR ADU WITH EVERYTHING YOU NEED!

PANEL TEK ADU

HOUSING REVOLUTION



HOUSING MEETS TECH

We beat standard construction, prefabs + competing products.

INVEST: Low investor dilution. New housing for a primed market.

ZERO-COMPROMISE HOUSING + ADUS

The housing kits are made of lightweight structural panels. The exterior walls and roof can be assembled in 4-6 hours. Panel Tek homes cost 1/2 of traditional accessory dwelling unit (ADU) construction and 15% less than the competition.



BACKYARD OFFICE

120 sf — 240 sf | $16,950 — $31,450



STUDIO

240 sf — 384 sf | $31,450 — $41,950



ONE-BEDROOM

384 sf — 512 sf | $41,950 — $54,950



TWO-BEDROOM

576 sf - 896 sf | $64,950 - $94,450



CARRIAGE HOUSE

576 sf above a 1 or 2 car garage
$57,950 — $81,950

YOU DESIGN YOUR HOME

WE PROVIDE PANELS FOR WALLS + ROOFS

We also provide detailed specs and plans, ease of permit approval, and recommendations for your finish work. Materials that do not come with our kit (but are built into the $250K-$325K/sf cost) are for you to choose and your builder to finish. In a year our kits will be all-inclusive, including pre-fab interior walls containing plumbing and electrical.



FLOORING

WINDOWS + DOORS

CABINETS + FIXTURES

INTERIOR + EXTERIOR FINISHES

APPLIANCES + WASHER & DRYER

OPTIONS



CAR CHARGER



SOLAR SYSTEM + BATTERY WALLS



STORAGE AREA W/ BUILT-IN BIKE RACK



SHADE CANOPY

BETTER THAN AVERAGE FIRE PROTECTION

Wood-frame buildings become part of the fire, make it worse and come with no fire separation.



1-HOUR FIRE SEPARATION

Low intensity wildfires outside take an hour to reach anything inside and won't increase the amount of fuel on the property.



2-HOUR FIRE SEPARATION

Add one extra hour of protection by applying an exterior finish such as stucco or Hardie board.

EMERGENCY HOUSING

DESIGNED FOR RAPID DEPLOYMENT

A small unit insulated with a locking door is designed for homeless, refugees, victims of natural disasters and war. From a simple dorm room to a complete off-the-grid home.

Customers: Our network includes contacts at FEMA, states + foundations.



- RAPID VILLAGE CONSTRUCTION
- ORGANIZATIONS CAN PROVIDE WRAP-AROUND SERVICES: HEALTHCARE, EDUCATION, LEGAL + ADDICTION.







FIRST UP

THE EPICENTER OF THE HOUSING CRISIS



MODEL HOMES

Santa Cruz, San Francisco, San Jose + Los Angeles



SALES PARTNERS

Discounts for realtors, developers & contractors.
Our network of contractors are ready to build.

San Francisco Bay Area & Greater Los Angeles. California laws allow ADUs on most single family properties and lot splits — two units can be built on each lot. This equals 2.1 million potential new units for Panel Tek. Panel Tek's CEO is available to consult on lot splits.

EASY DESIGN, ORDER, FINANCE ONLINE

Apply for a construction loan that rolls into a 30-year mortgage on our website: PanelTekAdu.com

STATE + LOCAL JURISDICTION PRE-APPROVALS

Customers can walk in and get same-day permits.

SOCIAL MEDIA + PAY-PER-CLICK ADVERTISING

HOUSING STREAMLINED:

AMERICA'S TOP 25 MOST EXPENSIVE CITIES + STATES WITH ADU LAWS ON THE BOOKS

MESSAGE TO HOMEOWNERS

Add income and equity to your property. Backyard office, family housing, rental, Airbnb. Our website supports GIS mapping to see how units fit in any backyard.

Coming in 2023
From foundation to finishes: We'll facilitate contractors in key markets.



5. Seattle/Tacoma
4. Portland
1. Bay Area
2. Los Angeles
3. San Diego

PANEL TEK HOMES

DON'T LOOK LIKE A TRAILER WITHOUT WHEELS

Panel Tek homes look site-built. They are shipped in small containers and **delivered** in **6 weeks** or less!
ALL-IN we cost 15% less per square foot than competitors.



ABODU*



BOXABL *



PREFAB ADU *



MIGHTY SMALL HOMES



CRATE MODULAR *



STUDIO SHED

* Requires Crane

ONLY CAPTURING 0.18 OF THE CALIFORNIA ADU MARKET

YEAR FIVE: $200M SALES + $85M EBITA


$90M
$68M
$45M
$23M
$0M
$0M
$0M
$0M
$0M
EBITA
ADUs/EDUS
$4M
290
$8M
575
$20M
1,386
$43M
2,773
$87M
5,545
2022
2023
2024
2025
2026

PANEL TEK HOME BEING BUILT IN THE BAHAMAS

In 8 hours, day labors built the walls and roof of a custom panel home. (There are no windows because the homeowner wanted to reuse the panel cut-out as hurricane shutters.)







PANEL TEK IS A DESIGN + DISTRIBUTION COMPANY

MINIMAL STAFF NEEDED



KURT OVERMEYER | CO-FOUNDER + CEO

Kurt has worked in urban economic development helping cities manage growth for 20 years. He was a key player in transforming four California cities, has a deep understanding of California law, real estate economics, and the permit approval process.



RICK CARTELL | CO-FOUNDER + ARCHITECT

Rick is an architect with 30+ years designing commercial buildings using panel construction, including auto dealerships, retail and restaurants. Rick designed Panel Tek's kits and will consult on operations capacity.



BETH CARTELL | FOUNDER

Beth has a background in sales, real estate + NGO fundraising. She's a public speaker, trainer + educational content creator. She will consult in product development, marketing, and domestic/ foreign sales development.

YEAR #1 FOUNDING TEAM ROLES:

Sales, salesforce training, delivery coordination, + admin

Contracted consultants:

- Site plans + construction manager
- Interior kits + new product R&D
- Sales reps: realtors + builders

YEAR #2 HIRES:

- Inside/outside sales rep
- Marketing agency
- Fractional CFO

YEAR #3 HIRES:

- Emergency housing sales rep/contract specialist
- Manufacturing engineer

MERGERS + ACQUISITIONS EXIT PLAN:

LEAVING THE DOOR OPEN FOR AN IPO



TODAY

Accepting orders from 90% of the US. ADU kits are approved for seismic Zones A-C.



SEISMIC TESTING

Panels meet Zones D-F standards, but approval is needed. Panel Tek will be on planning dept. pre-approval lists in primary markets



MARKETING

Train California realtors + builders. E-commerce development + branding



R&D

R & D for complete interior kits that include interior walls, plumbing, electrical + finishes.



2023 Q1

Open California distribution facility.

$7M — $10M Series A

2023 Q1

Priced round at about a $60M valuation. Partner with manufacturer + open a west coast factory.



2024

Expand factory + markets

IF WE DON'T ACT


HELP
WANTED

LABOR SHORTAGES

Labor shortages in desirable locations are fueled by a lack of affordable housing.



HOMELESS

580,000+ Americans are homeless. Tent cities, families living in decrepit campers — we can do better.


NOTICE OF RENT
INCREASE
located at:

HIGH RENT

Americans earn $35,000 less per year and can't afford to live in America's 25 largest cites.



EMERGENCY HOUSING

2,546 homes destroyed by California's top 5 biggest fires 2018 - 2021.

Panel Tek homes deliver housing in unaffordable markets, a pathway to homeownership for those squeezed out, rapid shelter for homeless.

LET'S GO. RAISING $1M TO FUND:

- ICC seismic testing — $80K
- Branding — $60K
- Development of e-commerce site — $75K
- Plans & engineering — $60K
- Realtor & home builder training — $50K
- Channel marketing campaigns — $100K
- West coast distribution center — $100K
- Demonstration unit(s) — $209K
- Salaries for founders/managers — $336K

CONSERVATIVE PROJECTION: 20X+ RETURNS

RESERVE YOUR SPOT IN THE ROUND

Anyone can invest: wefunder.com/paneltek

CONNECT: kurt@pantekadu.com

Easy design, order & finance online

Outpace competitors:
6 weeks or less delivery.

15% lower cost than competitors

DIY or third party assembly

RULE 206 REGULATION CROWDFUNDING

COMPLIANCE STATEMENT:

(1) No money or other consideration is being solicited, and if sent, will not be accepted;

(2) no offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform; and

(3) a prospective purchaser's indication of interest is non-binding.

PROJECTIONS

Income Statement - 2022-2026 *USD*		2022	2023	2024	2025	2026
Income Statement						
Revenue		$ 10,624,550	$ 21,658,850	$ 50,300,288	$ 100,600,575	$ 201,201,150
COGS		$ 6,037,935	$ 12,309,279	$ 28,577,923	$ 57,155,845	$ 114,311,691
Gross Margin		**$ 4,586,615**	**$ 9,349,571**	**$ 21,722,365**	**$ 43,444,730**	**$ 86,889,460**
Operating Expenses						
Advertising & Promotion		$ 60,000	$ 61,800	$ 63,654	$ 66,264	$ 69,246
Depreciation & Amortization		$ - 0	$ - 0	$ - 0	$ - 0	$ - 0
General & Administrative		$ 12,000	$ 12,240	$ 12,485	$ 12,797	$ 13,117
Insurance		$ 10,500	$ 10,815	$ 11,248	$ 11,810	$ 12,519
Marketing		$ 60,000	$ 62,400	$ 65,520	$ 68,796	$ 72,924
Maintenance		$ 3,500	$ 3,553	$ 3,606	$ 3,678	$ 3,751
Office Rent		$ 64,000	$ 65,920	$ 67,898	$ 71,292	$ 74,857
Professional Fees		$ 17,400	$ 17,835	$ 18,281	$ 18,829	$ 19,394
Technology		$ 95,000	$ 99,750	$ 106,733	$ 115,271	$ 125,645
Travel, Meals and Entertainment		$ 40,000	$ 40,400	$ 40,804	$ 41,620	$ 42,452
Utilities		$ 10,664	$ 10,984	$ 11,313	$ 11,766	$ 12,354
Wages and Benefits		$ 542,640	$ 569,972	$ 846,987	$ 1,364,391	$ 2,381,432
Miscellaneous		$ 110,000	$ 111,100	$ 112,211	$ 113,333	$ 114,466
Total Expenses		$ 1,025,704	$ 1,066,769	$ 1,360,739	$ 1,899,848	$ 2,942,158
Earnings Before Interest & Taxes		**$ 3,560,911**	**$ 8,282,803**	**$ 20,361,626**	**$ 41,544,882**	**$ 83,947,302**
Commissions		$ 356,091	$ 828,280	$ 2,036,163	$ 4,154,488	$ 8,394,730
Interest Expense		$ 5,925	$ 4,435	$ 4,435	$ 4,435	$ 4,435
Earnings Before Taxes		**$ 3,204,820**	**$ 7,454,523**	**$ 18,325,463**	**$ 37,390,394**	**$ 75,552,571**
Income Taxes	*20.0%*	$ 640,964	$ 1,490,905	$ 3,665,093	$ 7,478,079	$ 15,110,514
Net Earnings		**$ 2,563,856**	**$ 5,963,618**	**$ 14,660,371**	**$ 29,912,315**	**$ 60,442,057**

PANEL TEK ADU

HOUSING REVOLUTION



HOUSING MEETS TECH

We beat standard construction, prefabs + competing products.

INVEST: Low investor dilution. New housing for a primed market.

MEET THE EVOLUTION OF HOME CONSTRUCTION

FASTER, MORE AFFORDABLE, DURABLE, ENVIRONMENTAL + CURB APPEAL.







A MODERN, EFFICIENT HOME OR ADU WITH EVERYTHING YOU NEED!

ZERO-COMPROMISE HOUSING + ADUS

The housing kits are made of lightweight structural panels. The exterior walls and roof can be assembled in 4-6 hours. Panel Tek homes cost 1/2 of traditional construction and 15% less than the competition.



BACKYARD OFFICE

120 sf — 240 sf | $16,950 — $31,450



STUDIO

240 sf — 384 sf | $31,450 — $41,950



ONE-BEDROOM

384 sf — 512 sf | $41,950 — $54,950



TWO-BEDROOM

576 sf - 896 sf | $64,950 - $94,450



CARRIAGE HOUSE

576 sf above a 1 or 2 car garage
$57,950 — $81,950

YOU DESIGN YOUR HOME

WE PROVIDE PANELS FOR WALLS + ROOFS

We also provide detailed specs and plans, ease of permit approval, and recommendations for your finish work. Materials that do not come with our kit (but are built into the $250K-$325K/sf cost) are for you to choose and your builder to finish. In a year our kits will be all-inclusive, including pre-fab interior walls containing plumbing and electrical.



- FLOORING
- WINDOWS + DOORS
- CABINETS + FIXTURES
- INTERIOR + EXTERIOR FINISHES
- APPLIANCES + WASHER & DRYER

OPTIONS



CAR CHARGER



SOLAR SYSTEM + BATTERY WALLS



STORAGE AREA W/ BUILT-IN BIKE RACK



SHADE CANOPY

BETTER THAN AVERAGE FIRE PROTECTION

Wood-frame buildings become part of the fire, make it worse and come with no fire separation.



1-HOUR FIRE SEPARATION

Low intensity wildfires outside take an hour to reach anything inside and won't increase the amount of fuel on the property.



2-HOUR FIRE SEPARATION

Add one extra hour of protection by applying an exterior finish such as stucco or Hardie board.

EMERGENCY HOUSING

DESIGNED FOR RAPID DEPLOYMENT

A small unit insulated with a locking door is designed for homeless, refugees, victims of natural disasters and war. From a simple dorm room to a complete off-the-grid home.

Customers: Our network includes contacts at FEMA, states + foundations.



- RAPID VILLAGE CONSTRUCTION
- ORGANIZATIONS CAN PROVIDE WRAP-AROUND SERVICES: HEALTHCARE, EDUCATION, LEGAL + ADDICTION.







FIRST UP

THE EPICENTER OF THE HOUSING CRISIS



MODEL HOMES

Santa Cruz, San Francisco, San Jose + Los Angeles





SALES PARTNERS

Discounts for realtors, developers & contractors.
Our network of contractors are ready to build.

San Francisco Bay Area & Greater Los Angeles. California laws allow ADUs on most single family properties and lot splits — two units can be built on each lot. This equals 2.1 million potential new units for Panel Tek. Panel Tek's CEO is available to consult on lot splits.

EASY DESIGN, ORDER, FINANCE ONLINE

Apply for a construction loan that rolls into a 30-year mortgage on our website: PanelTekAdu.com

STATE + LOCAL JURISDICTION PRE-APPROVALS

Customers can walk in and get same-day permits.

SOCIAL MEDIA + PAY-PER-CLICK ADVERTISING

HOUSING STREAMLINED:

AMERICA'S TOP 25 MOST EXPENSIVE CITIES + STATES WITH ADU LAWS ON THE BOOKS

MESSAGE TO HOMEOWNERS

Add income and equity to your property. Backyard office, family housing, rental, Airbnb. Our website supports GIS mapping to see how units fit in any backyard.

Coming in 2023
From foundation to finishes: We'll facilitate contractors in key markets.



5. Seattle/Tacoma
4. Portland
1. Bay Area
2. Los Angeles
3. San Diego

PANEL TEK HOMES

DON'T LOOK LIKE A TRAILER WITHOUT WHEELS

Panel Tek homes look site-built. They are shipped in small containers and **delivered** in **6 weeks** or less!
ALL-IN we cost 15% less per square foot than competitors.



ABODU*



BOXABL *



PREFAB ADU *



MIGHTY SMALL HOMES



CRATE MODULAR *



STUDIO SHED

* Requires Crane

ONLY CAPTURING 0.18 OF THE CALIFORNIA ADU MARKET

2026: $200M SALES + $85M EBITA



$90M
$68M
$45M
$23M
$0M
$0M
$0M
$0M
$0M
EBITA
ADUs/EDUS
$3M
290
$8M
575
$21M
1,386
$42M
2,773
$85M
5,545
2022
2023
2024
2025
2026

PANEL TEK HOME BEING BUILT IN THE BAHAMAS

In 8 hours, day labors built the walls and roof of a custom panel home. (There are no windows because the homeowner wanted to reuse the panel cut-out as hurricane shutters.)







PANEL TEK IS A DESIGN + DISTRIBUTION COMPANY

MINIMAL STAFF NEEDED



KURT OVERMEYER | CO-FOUNDER + CEO

Kurt has worked in urban economic development helping cities manage growth for 20 years. He was a key player in transforming four California cities, has a deep understanding of California law, real estate economics, and the permit approval process.



RICK CARTELL | CO-FOUNDER + ARCHITECT

Rick is an architect with 30+ years designing commercial buildings using panel construction, including auto dealerships, retail and restaurants. Rick designed Panel Tek's kits and will consult on operations capacity.



BETH CARTELL | FOUNDER

Beth has a background in sales, real estate + NGO fundraising. She's a public speaker, trainer + educational content creator. She will consult in product development, marketing, and domestic/ foreign sales development.

YEAR #1 FOUNDING TEAM ROLES:

Sales, salesforce training, delivery coordination, + admin

Contracted consultants:

- Site plans + construction manager
- Interior kits + new product R&D
- Sales reps: realtors + builders

YEAR #2 HIRES:

- Inside/outside sales rep
- Marketing agency
- Fractional CFO

YEAR #3 HIRES:

- Emergency housing sales rep/contract specialist
- Manufacturing engineer

MERGERS + ACQUISITIONS EXIT PLAN:

LEAVING THE DOOR OPEN FOR AN IPO



TODAY

Accepting orders from 90% of the US. ADU kits are approved for seismic Zones A-C.



SEISMIC TESTING

Panels meet Zones D-F standards, but approval is needed. Panel Tek will be on planning dept. pre-approval lists in primary markets



MARKETING

Train California realtors + builders. E-commerce development + branding



R&D

R & D for complete interior kits that include interior walls, plumbing, electrical + finishes.



2023 Q1

Open California distribution facility.

$7M — $10M Series A

2023 Q1

Priced round at about a $60M valuation. Partner with manufacturer + open a west coast factory.



2024

Expand factory + markets

IF WE DON'T ACT



HELP
WANTED

LABOR SHORTAGES

Labor shortages in desirable locations are fueled by a lack of affordable housing.



HOMELESS

580,000+ Americans are homeless. Tent cities, families living in decrepit campers — we can do better.



NOTICE OF RENT
INCREASE
located at:

HIGH RENT

Americans earn $35,000 less per year and can't afford to live in America's 25 largest cites.



EMERGENCY HOUSING

2,546 homes destroyed by California's top 5 biggest fires 2018 - 2021.

Panel Tek homes deliver housing in unaffordable markets, a pathway to homeownership for those squeezed out, rapid shelter for homeless.

LET'S GO. RAISING $1M TO FUND:

- ICC seismic testing — $80K
- Branding — $60K
- Development of e-commerce site — $75K
- Plans & engineering — $60K
- Realtor & home builder training — $50K
- Channel marketing campaigns — $100K
- West coast distribution center — $100K
- Demonstration unit(s) — $209K
- Salaries for founders/managers — $336K

CONSERVATIVE PROJECTION: 20X+ RETURNS

RESERVE YOUR SPOT IN THE ROUND

Anyone can invest: wefunder.com/paneltek
CONNECT: kurt@pantekadu.com

Easy design, order & finance online

Outpace competitors:
6 weeks or less delivery.

15% lower cost than competitors

DIY or third party assembly

RULE 206 REGULATION CROWDFUNDING

COMPLIANCE STATEMENT:

(1) No money or other consideration is being solicited, and if sent, will not be accepted;

(2) no offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform; and

(3) a prospective purchaser's indication of interest is non-binding.

PROJECTIONS

Income Statement - 2022-2026 *USD*		2022	2023	2024	2025	2026
Income Statement						
Revenue		$ 10,539,800	$ 21,489,350	$ 49,876,538	$ 99,753,075	$ 199,506,150
COGS		$ 5,990,256	$ 12,213,922	$ 28,339,532	$ 56,679,064	$ 113,358,128
Gross Margin		**$ 4,549,544**	**$ 9,275,428**	**$ 21,537,006**	**$ 43,074,011**	**$ 86,148,023**
Operating Expenses						
Advertising & Promotion		$ 72,500	$ 74,675	$ 76,915	$ 80,069	$ 83,672
Depreciation & Amortization		$ - 0	$ - 0	$ - 0	$ - 0	$ - 0
General & Administrative		$ 18,000	$ 18,360	$ 18,727	$ 19,195	$ 19,675
Insurance		$ 13,000	$ 13,390	$ 13,926	$ 14,622	$ 15,499
Marketing		$ 72,500	$ 75,400	$ 79,170	$ 83,129	$ 88,116
Maintenance		$ 3,500	$ 3,553	$ 3,606	$ 3,678	$ 3,751
Office Rent		$ 88,000	$ 90,640	$ 93,359	$ 98,027	$ 102,929
Professional Fees		$ 19,400	$ 19,885	$ 20,382	$ 20,994	$ 21,623
Technology		$ 95,000	$ 99,750	$ 106,733	$ 115,271	$ 125,645
Travel, Meals and Entertainment		$ 50,400	$ 50,904	$ 51,413	$ 52,441	$ 53,490
Utilities		$ 15,996	$ 16,476	$ 16,970	$ 17,649	$ 18,531
Wages and Benefits		$ 661,535	$ 279,578	$ 360,246	$ 500,126	$ 766,313
Miscellaneous		$ 102,000	$ 103,020	$ 104,050	$ 105,091	$ 106,142
Total Expenses		$ 1,211,831	$ 845,630	$ 945,498	$ 1,110,291	$ 1,405,388
Earnings Before Interest & Taxes		**$ 3,337,712**	**$ 8,429,798**	**$ 20,591,508**	**$ 41,963,720**	**$ 84,742,635**
Commissions		$ 333,771	$ 842,980	$ 2,059,151	$ 4,196,372	$ 8,474,263
Interest Expense		$ 5,925	$ 4,435	$ 4,435	$ 4,435	$ 4,435
Earnings Before Taxes		**$ 3,003,941**	**$ 7,586,818**	**$ 18,532,357**	**$ 37,767,348**	**$ 76,268,371**
Income Taxes	*20.0%*	$ 600,788	$ 1,517,364	$ 3,706,471	$ 7,553,470	$ 15,253,674
Net Earnings		**$ 2,403,153**	**$ 6,069,454**	**$ 14,825,886**	**$ 30,213,879**	**$ 61,014,697**

PANEL TEK ADU

HOUSING REVOLUTION



HOUSING MEETS TECH

We beat standard construction, prefabs + competing products.

INVEST: Raising $1.07M to scale. Low investor dilution. New housing for a primed market.

MEET THE EVOLUTION OF HOME CONSTRUCTION

FASTER, MORE AFFORDABLE, DURABLE, ENVIRONMENTAL + CURB APPEAL.



→



→



A MODERN, EFFICIENT HOME OR ADU WITH EVERYTHING YOU NEED!

ZERO-COMPROMISE HOUSING + ADUS

The housing kits are made of lightweight structural panels. The exterior walls and roof can be assembled in 4-6 hours. Panel Tek homes cost 1/2 of traditional accessory dwelling unit (ADU) construction and 15% less than the competition.



BACKYARD OFFICE

120 sf — 240 sf | $16,950 — $31,450



STUDIO

240 sf — 384 sf | $31,450 — $41,950



ONE-BEDROOM

384 sf — 512 sf | $41,950 — $54,950



TWO-BEDROOM

576 sf - 896 sf | $64,950 - $94,450



CARRIAGE HOUSE

576 sf above a 1 or 2 car garage
$57,950 — $81,950

YOU DESIGN YOUR HOME

WE PROVIDE PANELS FOR WALLS + ROOFS

We also provide detailed specs and plans, ease of permit approval, and recommendations for your finish work. Materials that do not come with our kit (but are built into the $250K-$325K/sf cost) are for you to choose and your builder to finish. In a year our kits will be all-inclusive, including pre-fab interior walls containing plumbing and electrical.



- FLOORING
- WINDOWS + DOORS
- CABINETS + FIXTURES
- INTERIOR + EXTERIOR FINISHES
- APPLIANCES + WASHER & DRYER

OPTIONS



CAR CHARGER



SOLAR SYSTEM + BATTERY WALLS



STORAGE AREA W/ BUILT-IN BIKE RACK



SHADE CANOPY

BETTER THAN AVERAGE FIRE PROTECTION

Wood-frame buildings become part of the fire, make it worse and come with no fire separation.



1-HOUR FIRE SEPARATION

Low intensity wildfires outside take an hour to reach anything inside and won't increase the amount of fuel on the property.



2-HOUR FIRE SEPARATION

Add one extra hour of protection by applying an exterior finish such as stucco or Hardie board.

EMERGENCY HOUSING

DESIGNED FOR RAPID DEPLOYMENT

A small unit insulated with a locking door is designed for homeless, refugees, victims of natural disasters and war. From a simple dorm room to a complete off-the-grid home.

Customers: Our network includes contacts at FEMA, states + foundations.



- RAPID VILLAGE CONSTRUCTION
- ORGANIZATIONS CAN PROVIDE WRAP-AROUND SERVICES: HEALTHCARE, EDUCATION, LEGAL + ADDICTION.







FIRST UP

THE EPICENTER OF THE HOUSING CRISIS



MODEL HOMES

Santa Cruz, San Francisco, San Jose + Los Angeles





SALES PARTNERS

Discounts for realtors, developers & contractors.
Our network of contractors are ready to build.

San Francisco Bay Area & Greater Los Angeles. California laws allow ADUs on most single family properties and lot splits — two units can be built on each lot. This equals 2.1 million potential new units for Panel Tek. Panel Tek's CEO is available to consult on lot splits.

EASY DESIGN, ORDER, FINANCE ONLINE

Apply for a construction loan that rolls into a 30-year mortgage on our website: PanelTekAdu.com

STATE + LOCAL JURISDICTION PRE-APPROVALS

Customers can walk in and get same-day permits.

SOCIAL MEDIA + PAY-PER-CLICK ADVERTISING

HOUSING STREAMLINED:

AMERICA'S TOP 25 MOST EXPENSIVE CITIES + STATES WITH ADU LAWS ON THE BOOKS

MESSAGE TO HOMEOWNERS

Add income and equity to your property. Backyard office, family housing, rental, Airbnb. Our website supports GIS mapping to see how units fit in any backyard.

Coming in 2023
From foundation to finishes: We'll facilitate contractors in key markets.



5. Seattle/Tacoma
4. Portland
1. Bay Area
2. Los Angeles
3. San Diego

PANEL TEK HOMES

DON'T LOOK LIKE A TRAILER WITHOUT WHEELS

Panel Tek homes look site-built. They are shipped in small containers and **delivered** in **6 weeks** or less!
ALL-IN we cost 15% less per square foot than competitors.



ABODU*



BOXABL *



PREFAB ADU *



MIGHTY SMALL HOMES



CRATE MODULAR *



STUDIO SHED

* Requires Crane

ONLY CAPTURING 0.18 OF THE CALIFORNIA ADU MARKET

YEAR FIVE: $200M SALES + $85M EBITA



$90M
$68M
$45M
$23M
$0M
$0M
$0M
$0M
$0M
EBITA
ADUs/EDUS
$4M
290
$8M
575
$20M
1,386
$43M
2,773
$87M
5,545
2022
2023
2024
2025
2026

Returns not guarantee

PANEL TEK HOME BEING BUILT IN THE BAHAMAS

In 8 hours, day labors built the walls and roof of a custom panel home. (There are no windows because the homeowner wanted to reuse the panel cut-out as hurricane shutters.)







PANEL TEK IS A DESIGN + DISTRIBUTION COMPANY

MINIMAL STAFF NEEDED



KURT OVERMEYER | CO-FOUNDER + CEO

Kurt has worked in urban economic development helping cities manage growth for 20 years. He was a key player in transforming four California cities, has a deep understanding of California law, real estate economics, and the permit approval process.



RICK CARTELL | CO-FOUNDER + ARCHITECT + ADVISOR

Rick is an architect with 30+ years designing commercial buildings using panel construction, including auto dealerships, retail and restaurants. Rick designed Panel Tek's kits and will consult on operations capacity.



BETH CARTELL | FOUNDER + ADVISOR

Beth has a background in sales, real estate + NGO fundraising. She's a public speaker, trainer + educational content creator. She will consult in product development, marketing, and domestic/ foreign sales development.

YEAR #1 FOUNDING TEAM ROLES:

Sales, salesforce training, delivery coordination, + admin

Contracted consultants:

- Site plans + construction manager
- Interior kits + new product R&D
- Sales reps: realtors + builders

YEAR #2 HIRES:

- Inside/outside sales rep
- Marketing agency
- Fractional CFO

YEAR #3 HIRES:

- Emergency housing sales rep/contract specialist
- Manufacturing engineer

MERGERS + ACQUISITIONS EXIT PLAN:

LEAVING THE DOOR OPEN FOR AN IPO



TODAY

Accepting orders from 90% of the US. ADU kits are approved for seismic Zones A-C.



SEISMIC TESTING

Panels meet Zones D-F standards, but approval is needed. Panel Tek will be on planning dept. pre-approval lists in primary markets



MARKETING

Train California realtors + builders.
E-commerce development
+ branding



R&D

R & D for complete interior kits that include interior walls, plumbing, electrical + finishes.



2023 Q1

Open California distribution facility.

$7M — $10M Series A

2023 Q1

Priced round at about a $60M valuation. Partner with manufacturer + open a west coast factory.



2024

Expand factory + markets

IF WE DON'T ACT


HELP
WANTED

LABOR SHORTAGES

Labor shortages in desirable locations are fueled by a lack of affordable housing.



HOMELESS

580,000+ Americans are homeless. Tent cities, families living in decrepit campers — we can do better.


NOTICE OF RENT
INCREASE
located at:

HIGH RENT

Americans earn $35,000 less per year and can't afford to live in America's 25 largest cites.



EMERGENCY HOUSING

2,546 homes destroyed by California's top 5 biggest fires 2018 - 2021.

Panel Tek homes deliver housing in unaffordable markets, a pathway to homeownership for those squeezed out, rapid shelter for homeless.

LET'S GO. RAISING $1.07M TO FUND:

- ICC seismic testing — $80K
- Branding — $60K
- Development of e-commerce site — $75K
- Plans & engineering — $60K
- Realtor & home builder training — $50K
- Channel marketing campaigns — $100K
- West coast distribution center — $100K
- Demonstration unit(s) — $209K
- Salaries for founders/managers — $336K

CONSERVATIVE PROJECTION: 20X+ RETURNS

Easy design, order & finance online

Outpace competitors:
6 weeks or less delivery.

15% lower cost than competitors

DIY or third party assembly

RESERVE YOUR SPOT IN THE ROUND

Anyone can invest: wefunder.com/paneltek
CONNECT: kurt@pantekadu.com

Returns not guarantee

RULE 206 REGULATION CROWDFUNDING

COMPLIANCE STATEMENT:

(1) No money or other consideration is being solicited, and if sent, will not be accepted;

(2) no offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform; and

(3) a prospective purchaser's indication of interest is non-binding.

PROJECTIONS

Income Statement - 2022-2026 *USD*		2022	2023	2024	2025	2026
Income Statement						
Revenue		$ 10,624,550	$ 21,658,850	$ 50,300,288	$ 100,600,575	$ 201,201,150
COGS		$ 6,037,935	$ 12,309,279	$ 28,577,923	$ 57,155,845	$ 114,311,691
Gross Margin		**$ 4,586,615**	**$ 9,349,571**	**$ 21,722,365**	**$ 43,444,730**	**$ 86,889,460**
Operating Expenses						
Advertising & Promotion		$ 60,000	$ 61,800	$ 63,654	$ 66,264	$ 69,246
Depreciation & Amortization		$ - 0	$ - 0	$ - 0	$ - 0	$ - 0
General & Administrative		$ 12,000	$ 12,240	$ 12,485	$ 12,797	$ 13,117
Insurance		$ 10,500	$ 10,815	$ 11,248	$ 11,810	$ 12,519
Marketing		$ 60,000	$ 62,400	$ 65,520	$ 68,796	$ 72,924
Maintenance		$ 3,500	$ 3,553	$ 3,606	$ 3,678	$ 3,751
Office Rent		$ 64,000	$ 65,920	$ 67,898	$ 71,292	$ 74,857
Professional Fees		$ 17,400	$ 17,835	$ 18,281	$ 18,829	$ 19,394
Technology		$ 95,000	$ 99,750	$ 106,733	$ 115,271	$ 125,645
Travel, Meals and Entertainment		$ 40,000	$ 40,400	$ 40,804	$ 41,620	$ 42,452
Utilities		$ 10,664	$ 10,984	$ 11,313	$ 11,766	$ 12,354
Wages and Benefits		$ 542,640	$ 569,972	$ 846,987	$ 1,364,391	$ 2,381,432
Miscellaneous		$ 110,000	$ 111,100	$ 112,211	$ 113,333	$ 114,466
Total Expenses		$ 1,025,704	$ 1,066,769	$ 1,360,739	$ 1,899,848	$ 2,942,158
Earnings Before Interest & Taxes		**$ 3,560,911**	**$ 8,282,803**	**$ 20,361,626**	**$ 41,544,882**	**$ 83,947,302**
Commissions		$ 356,091	$ 828,280	$ 2,036,163	$ 4,154,488	$ 8,394,730
Interest Expense		$ 5,925	$ 4,435	$ 4,435	$ 4,435	$ 4,435
Earnings Before Taxes		**$ 3,204,820**	**$ 7,454,523**	**$ 18,325,463**	**$ 37,390,394**	**$ 75,552,571**
Income Taxes	*20.0%*	$ 640,964	$ 1,490,905	$ 3,665,093	$ 7,478,079	$ 15,110,514
Net Earnings		**$ 2,563,856**	**$ 5,963,618**	**$ 14,660,371**	**$ 29,912,315**	**$ 60,442,057**

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